UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Utz Brands, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

918090101
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Roger K. Deromedi
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 7,003,666(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,003,666(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,003,666(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 8.76%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 4,603,666 shares of Class A common stock and (ii) 2,400,000 warrants to purchase shares of Class A common stock (“Warrants”).

(2) Calculated based on (i) 77,570,422 shares of Class A common stock, par value $0.0001 per share outstanding as of November 10, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021 and (ii) 2,400,000 shares of Class A common stock issuable in connection with the exercise of the Warrants.

EXPLANATORY NOTE:

This Amendment No. 1 (“Amendment No. 1”) is filed to amend the initial statement on Schedule 13G filed by Collier Creek Partners LLC, Chinh Chu, Jason K. Giordano and the Reporting Person with the Securities and Exchange Commission on February 13, 2019 (the “Original Schedule 13G” and, as amended herein, the Schedule 13G). This Amendment No. 1 amends and restates in its entirety, all information relating to the Reporting Person and the Reporting Person’s beneficial ownership of the Issuer’s securities, as previously reported in the Original Schedule 13G.

Item 1(a).	Name of Issuer

Utz, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices
900 High Street Hanover, PA 17331

Item 2(a).	Names of Persons Filing

This statement is filed by Roger K. Deromedi, referred to herein as the “Reporting Person”:

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

C/O Utz Brands, Inc. 900 High Street Hanover, PA 17331

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock par value $0.0001 per share

Item 2(e).	CUSIP Number

918090101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

	(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

	(b)	Percent of Class:

See response to Item 11 on the cover page.

	(c)	Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii) Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii) Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The Roger K. Deromedi Revocable Trust 2/11/2000 Amended and Restated 11/9/2011 (the “Revocable Trust”) directly holds 5,693,666 shares of the reported securities in respect of (i) 3,293,666 shares of Class A common stock and (ii) 2,400,000 Warrants, representing approximately 7.12% of the issued and outstanding shares of the Issuer’s Common Stock. This percentage of ownership is based on 77,570,422 shares of Class A common stock outstanding as of November 10, 2021 as reported on the Issuer’s Form 10-1, filed on November 12, 2021, plus 2,400,000 shares of Class A common stock issuable in connection with the exercise of the Warrants. The Reporting Person holds voting and dispositive power over the Revocable Trust and therefore may be deemed to be the beneficial owner of the aforementioned securities.

The reported securities were previously held by Collier Creek Partners LLC (the “Sponsor”) and were received by the Reporting Person pursuant to a pro-rata distribution by the Sponsor. All of the reported securities so held and distributed by the Sponsor were held by the Sponsor as founder shares prior to the initial public offering or acquired pursuant to the warrant private placement or the forward purchase agreement, as each was in effect at the time of the Issuer’s initial public offering. The filing of this Statement shall not be construed as an admission that the Reporting Person or the Revocable Trust is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 11, 2022

/s/ Roger K. Deromedi
Roger K. Deromedi